UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Notice of Annual General Meeting.

On April 16, 2021 Mereo BioPharma Group plc (the “Company”) provided notice of its annual general meeting (“AGM”) to be held on May 27, 2021 at 11:00 a.m. London time.

Set forth below is a summary of the resolutions to be voted on at the AGM with resolutions 1-12 consisting of ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favor of the resolution.

Resolution 1

That the Company’s annual report and accounts for the financial year ended December 31, 2020, together with the directors’ report and independent auditor’s report thereon, be received and adopted.

References in Resolution 1 above to the Company’s annual report are to the Company’s U.K. annual report for the year ended December 31, 2020. The Company’s annual financial statements, the directors’ report and the independent auditor’s report for the financial year ended December 31, 2020 will be sent to and/or made available to shareholders from April 16, 2021 and can be accessed at www.mereobiopharma.com/investors which is an inactive textual reference only and no part of such website is incorporated herein by reference.

Resolution 2

That Ernst & Young LLP be re-appointed as auditors to hold office from the conclusion of the AGM until the conclusion of the next Annual General Meeting at which the Company’s annual report and accounts are presented.

Resolution 3

That the directors of the Company be authorized to determine Ernst & Young LLP’s remuneration.

Resolution 4

That the directors’ remuneration report (excluding the directors’ remuneration policy, set out on pages 39 to 61 of the directors’ remuneration report), as set out in the Company’s annual report and accounts for the financial year ended December 31, 2020, be approved.

Resolution 5

That the directors’ remuneration policy, as set out on pages 42 to 51 of the directors’ remuneration report, which takes effect immediately after the end of AGM, be approved.

Resolution 6

That Dr. Jeremy Bender be re-appointed as a director of the Company.

Resolution 7

That Dr. Brian Schwartz be re-appointed as a director of the Company.

Resolution 8

That Dr. Peter Fellner be re-appointed as a director of the Company.

Resolution 9

That Dr. Denise Scots-Knight be re-appointed as a director of the Company.

Resolution 10

That Peter Bains be re-appointed as a director of the Company.

Resolution 11

That Dr. Anders Ekblom be re-appointed as a director of the Company.

Resolution 12

That Kunal Kashyap be re-appointed as a director of the Company.

Exhibit Index

Exhibits

99.1	Notice of AGM April 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel